Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi joins forces with U.S. Department of Health and Human Services to advance a novel coronavirus vaccine

*	Work with Biomedical Advanced Research and Development Authority (BARDA) will utilize Sanofi’s well-established recombinant technology platform to expedite a potential COVID-19 vaccine

PARIS – February 18, 2020 – Sanofi Pasteur, the vaccines global business unit of Sanofi, will leverage previous development work for a SARS vaccine which may unlock a fast path forward for developing a COVID-19 vaccine. Sanofi will collaborate with the Biomedical Advanced Research and Development Authority (BARDA), part of the Office of the Assistant Secretary for Preparedness and Response, expanding the company’s long-standing partnership with BARDA.

COVID-19 belongs to a family of coronaviruses that can cause respiratory disease. In late 2002, the SARS (severe acute respiratory syndrome) coronavirus emerged and then largely disappeared by 2004. Sanofi plans to further investigate an advanced pre-clinical SARS vaccine candidate that could protect against COVID-19.

“Addressing a global health threat such as this newest coronavirus is going to take a collaborative effort, which is why we are working with BARDA to quickly advance a potential vaccine candidate,” said David Loew, Global Head of Vaccines at Sanofi. “While we are lending our expertise where possible, we believe the collaboration with BARDA may provide the most meaningful results in protecting the public from this latest outbreak.”

Sanofi to utilize innovative recombinant technology platform

Sanofi will use its recombinant DNA platform to produce a 2019 novel coronavirus vaccine candidate. The recombinant technology produces an exact genetic match to proteins found on the surface of the virus. The DNA sequence encoding this antigen will be combined into the DNA of the baculovirus expression platform, the basis of Sanofi’s licensed recombinant influenza product, and used to rapidly produce large quantities of the coronavirus antigen which will be formulated to stimulate the immune system to protect against the virus.

“Emerging global health threats like the 2019 novel coronavirus require a rapid response,” said BARDA Director Rick A. Bright, Ph.D. “By expanding our partnership with Sanofi Pasteur and leveraging a licensed recombinant vaccine platform, we hope to speed development of a vaccine candidate to protect against a new virus.”

Sanofi uniquely positioned in search for a coronavirus vaccine

In non-clinical studies, the SARS vaccine candidate was immunogenic and afforded partial protection as assessed in animal challenge models. This development work by Protein Sciences (acquired by Sanofi in 2017) provides a head start in expediting a COVID-19 vaccine. Additionally, since there is a licensed vaccine based on this platform this will allow for research and materials to be produced relatively quickly for clinical testing. Sanofi’s platform also has the potential to manufacture large quantities of the vaccine candidate.

Sanofi’s long-standing commitment to protecting public health

This agreement with BARDA marks another milestone in Sanofi’s ongoing contributions to help fight public health threats. Sanofi continues to actively explore potential opportunities where the company’s deep vaccine experience and innovative technologies may contribute to addressing the coronavirus public health situation, including sharing Sanofi’s vaccine research and development experience with the Coalition for Epidemic Preparedness Innovations.

In December 2019, Sanofi also entered into an agreement with BARDA to establish state of the art facilities in the U.S. for the sustainable production of an adjuvanted recombinant vaccine for use in the event of an influenza pandemic and based on the same technology platform that will be used for the COVID-19 program.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Marion Breyer Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact Felix Lauscher Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2018. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.